Exhibit (c)(1)(B)

Presentation to the Board of Directors of Webco Industries, Inc. June 24, 2004

Webco Industries, Inc. (the "Company") intends to effect a reverse stock split of its common shares. After the reverse split is effected, the Company will repurchase the fractional shares from all holders of less than one share at a price per pre-split share of $4.75. The Company has requested our opinion that the price to be paid for those shares is fair, from a financial point of view, to those shareholders. As part of our activities in preparing this presentation and our corresponding opinion, HBW reviewed business and financial information on the Company and held discussions with the management of the Company regarding this information. HBW has not independently verified such information and has relied on such information as being complete and accurate in all material respects. Furthermore, HBW has not obtained any independent appraisal of the property or assets of the Company. Several analytical methodologies have been employed herein. Each analytical methodology has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular methodologies. The conclusion we have reached is based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Our conclusion may involve significant elements of subjective judgment or qualitative analysis. Our only opinion is the formal written opinion that we are providing regarding the fairness of the proposed transaction. Our opinion and presentation are necessarily based upon market, economic, and other conditions that exist and can be evaluated as of June 24, 2004. All material and analyses included in this presentation are confidential and are for the use only of the Company's Board of Directors, its Special Committee, and its advisors. Any publication or use of such material and analyses without the express written consent of HBW is strictly prohibited. Preface Webco Industries, Inc.

Page INTRODUCTION Transaction Summary 4 Overview of Webco Industries, Inc. 5 VALUATION ANALYSIS Valuation Methodology Overview 6 Analysis of Comparable Public Companies 8 Comparable Transaction Analysis 12 Discounted Cash Flow Analysis 15 Valuation Summary 18 Table of Contents Webco Industries, Inc.

Hoak Breedlove Wesneski & Co. Introduction Webco Industries, Inc. Transaction Summary The Company plans to adopt an amendment to its certificate of incorporation that will effect a reverse stock split. Following the reverse stock split, the Company will acquire the fractional shares held by all holders of less than one share at a price per pre-split share of $4.75. As a consequence of the reverse stock split and repurchase of fractional shares, the Company will have fewer than 300 shareholders and plans to terminate its SEC reporting obligations and AMEX listing.

Hoak Breedlove Wesneski & Co. Introduction Webco Industries, Inc. Overview of Webco Industries, Inc. Webco Industries, Inc. manufactures and distributes high-quality carbon steel, stainless steel, and other metal tubular products. Webco's tubing products consist primarily of pressure tubing and specialty tubing products, utilized in heat exchanger, boiler, and piping applications, instruments for the petrochemical industry, hydraulic cylinders, automotive components, appliances, heating and ventilation, and farm equipment.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Valuation Methodology Overview Analysis of Comparable Public Companies Analyze the current trading multiples of selected companies that are similar to the Company and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range. This valuation methodology assumes that the subject company remains a going concern. Comparable Transaction Analysis Analyze the historical transaction multiples resulting from representative merger and acquisition transactions and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range for the Company. Transactions within primary SIC codes 3317, 3324, and 3312, with sales between $10 million and $500 million, and closed since 1999 were analyzed. Although these transactions do not provide a truly comparable means of valuation due to lack o f similarity with the Webco transaction, these data were analyzed and are included as a measure of valuation. This valuation methodology assumes that the subject company remains a going concern. Discounted Cash Flow Analysis Discount the unlevered free cash flows accruing to the shareholders of the Company by the weighted average cost of capital to arrive at a range of theoretical total enterprise values of the Company given an assumed free cash flow stream and capital structure. This valuation methodology assumes that the subject company remains a going concern.

Supplemental Information on Valuation Methodologies Webco Industries, Inc. Alternative Valuation Methodologies Comparable company analysis Comparable transaction analysis Discounted cash flow analysis Liquidation/Book Value analysis Premiums paid analysis LBO analysis Methodology Selection Considerations The Company will remain a going concern No disposition or repurposing of assets No change of control HBW's fairness analysis did not include analysis of alternative investments or investment return expectations for shareholders

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies Methodology Analyze the current trading multiples of selected companies that are similar to the Company and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range for the Company. Company Selection HBW's comparable company universe was derived by analyzing the steel and tubular steel market. We selected 12 companies within this market with a total enterprise value between approximately $30 million and $4.3 billion. Conclusions Based upon this analysis, HBW estimates a total enterprise value range of $75 million to $89 million for the Company.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Comparable Transaction Analysis Methodology Analyze historical transactions resulting from representative merger and acquisition transactions and apply this analysis to the Company's appropriate financial measures to arrive at a valuation range for the Company. This valuation methodology assumes that the subject company remains a going concern. Company Selection M&A transactions within primary SIC codes 3317, 3324, and 3312, with sales between $10 million and $500 million, and occurring since 1999 were analyzed. Although these transactions do not provide a truly comparable means of valuation due to lack of similarity with the Company, these data were analyzed and are included as a measure of valuation. Conclusions Based upon this analysis, HBW estimates a total enterprise value range of $67 million to $78 million for the Company.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Comparable Transaction Analysis ($ in millions) Transaction Date Target Name Acquiror Name Value Sales EBIT EBITDA Sales EBIT EBITDA Dec-02 LTV Steel Tubular Business Maverick Tube Corp. 120.2 235.7 25.8 28.8 0.51x 4.7x 4.2x Oct-02 Wheeling Machine Products, Inc. Lone Star Technologies, Inc. 38.3 41.3 6.5 8.8 0.93x 5.9x 4.4x Sep-00 Prudential Steel, Ltd. Maverick Tube Corp. 442.2 143.1 7.5 11.7 3.09x 59.3x 37.7x Mar-00 Bellville Tube Corporation Lone Star Technologies, Inc. 14.5 9.2 1.5 2.6 1.57x 9.5x 5.6x Jan-00 Fintube Technologies, Inc. Lone Star Technologies, Inc. 103.6 61.3 8.4 11.2 1.69x 12.4x 9.3x Mean 1.6x 18.3x 12.2x Adjusted Mean (2) 1.4x 9.3x 6.4x Median 1.6x 9.5x 5.6x High 3.1x 59.3x 37.7x Low 0.5x 4.7x 4.2x Sources: SDC, Mergerstat, Capital IQ and Company filings with the SEC. (1) LTM = Last twelve months. (2) Adjusted mean excludes high and low. (3) Multiples at time of transaction. LTM (1) Transaction Value Multiples (4)

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Comparable Transaction Analysis

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Discounted Cash Flow Analysis Methodology Discount the unlevered free cash flows accruing to the shareholders of the Company by the weighted average cost of capital to arrive at a range of theoretical total enterprise values of the Company given an assumed free cash flow stream and capital structure. The discounted cash flow analysis incorporates the Company's projected operating performance for the period beginning with the 4Q of FY 2004 thru FY2008, including assumptions for revenue growth and operating margins. Conclusions Based upon this analysis, HBW estimates a total enterprise value range of $68.6 million to $71.9 million for the Company.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Discounted Cash Flow Analysis

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. DCF SENSITIVITY ANALYSIS

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Valuation Summary